Exhibit 11

                             CALIFORNIA ENERGY COMPANY, INC.

            CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
         WITH INTERPRETIVE RELEASE NO. 34-9083
          (dollars in thousands, except per share amounts)
                           ___________________

                                                Three Months Ended
                                                   March 31
                                              1995          1994
 Actual weighted average shares
  outstanding for the period              38,827,607   34,954,703

Dilutive stock options and warrants
  using average market prices              2,513,422    2,784,330

Total number of shares based on shares
outstanding and the assumption that
dilutive stock options will be exercised
at average stock market prices            41,341,029   37,739,033

Additional dilutive stock options
using ending market price                          -            -
Total shares based on shares outstanding
and the assumption that dilutive stock
options will be exercised at ending
market price if more dilutive             41,341,029   37,739,033

Income before extraordinary item         $     9,613  $     8,607

Extraordinary item                                         (2,007)

Net income                                     9,613        6,600

Less Series C preferred stock dividends        1,080        1,200

Net income available for common shares   $     8,533  $     5,400

Primary earnings per share before
extraordinary item                       $       .21  $       .20

Extraordinary item per share                       -         (.06)

Primary earnings per share               $       .21  $       .14

Fully diluted earnings per share based
on SEC interpretive release No. 34-9083  $       .21  $       .14